EVERGREEN INVESTMENTS

200 BERKELEY STREET

BOSTON, MA 02116

                                                                                                            July 10, 2006

James O'Connor

Division of Investment Management

U.S. Securities and Exchange Commission

901 E Street, NW

Washington, D.C.  20004

RE:       Evergreen Equity Trust, File Nos. 333-37453 and 811-08413 (the “Registrant”)

            Post-Effective Amendment No. 95 to the Registration Statement on Form N-1A

            For the Evergreen Intrinsic Value Fund

Dear Mr. O'Connor:

In response to your comments to the Registrant’s Form N-1A filing made on April 27, 2006, pursuant to Rule 485(a) to register the shares of a new series, Evergreen Intrinsic Value Fund (accession no. 0000907244-06-000105) (the "Fund"), please note the following responses:

Prospectus

Comment:       You suggested that the narrative risk disclosure stating that an investment in the Fund is not a deposit with a bank be placed in a more prominent position such as the front cover.

Response:      In accordance with the instructions to Item 2 of Form N-1A, the disclosure appears in the appropriate location.

Comment:       You requested an explanation in this letter for the differences in Rule 12b-1 fees for Class A shares as opposed to Classes B and C shares.

Response:      The Fund's Rule 12b-1 fees are the same 12b-1 fees that apply to virtually all other similar Evergreen funds.  The differences reflect variations in the attributes of each share class, as described in the Prospectus.

Comment:       You suggested that the information contained in the “The Fund’s Portfolio Managers” section be more descriptive in light of Item 5(a)(2) of Form N-1A. Specifically, you recommended that more information regarding the specific activities of each portfolio manager over his or her career and during the present be included.

Response:      The requested changes have been made.

Comment:       You requested that the Fund clarify its policy with respect to investing in foreign securities.

Response:      The requested change has been made.

Comment:       You suggested that a disclosure be added in the “How to Buy Shares” chart in the prospectus under the section entitled “By Exchange,” to indicate that it will still be a taxable transaction.

Response:      A disclosure regarding the tax treatment of shareholder transactions in the Fund, including exchanges, is contained under the section entitled “The Tax Consequences of Investing in the Fund; Distributions.”

Comment:       You noted that in the section entitled “How to Choose the Share Class that Best Suits You” there is an introductory section followed by sections detailing the specifics of Class A, Class B and Class C shares. You suggest that the introductory section include language that would indicate to a prospective shareholder what share class might be the best for them and why.

Response:      The decision which share class may be best for a particular investor is fact intensive and best left to the shareholder and the shareholder's financial advisor.  The Prospectus contains a description of the attributes of the various classes and a number of statements as to differences between the classes (e.g., "[i]f you are investing for the short-term, the combined contingent deferred sales charge and Rule 12b-1 fees [on Class B shares] may result in higher costs than if you had purchased Class A or Class C shares" and "the higher 12b-1 fees paid by Class C shares continue for the life of the account and may cost more over the life of the account than if you had paid a sales charge on Class A shares).  Because the decision of which class is most appropriate for a particular investor is fact intensive and the Fund will not know each individual's circumstances, general statements as to the appropriateness of a particular class for broad categories of investors may not be helpful to individual investors.

Statement of Additional Information (SAI)

Comment:       You suggested that in the section entitled “Further Explanation of Concentration Policy”  in Part One of the SAI,  “or group of industries” be added to the end of the statement reading “The Fund may not invest more than 25% of its total assets, taken at market value, in the securities of issuers primarily engaged in any particular industry.”

Response:      According to Guide 19, if a Fund’s policy is not to concentrate its investments, then the Fund may not make additional investments in a particular industry (emphasis added) when total investments in that industry exceed 25%.  The Guide specifies that when a Fund has adopted a policy to concentrate its investments, then disclosure of the industry or group of industries (emphasis added) must be included.  Since the Fund has adopted a fundamental policy that does not permit concentration, and based upon the specific language used in the Guide, the requested addition of “or group of industries” has not been made to the SAI.

Comment:       You noted that in the section entitled “U.S. Government Agency Securities” in Part Two of the Statement of Additional Information the disclosure suggests that generally these securities are not guaranteed by the U.S. Government. Since this is not true with respect to GNMA securities, you suggested that the disclosure be changed to reflect this difference.

Response:      The suggested change has been made.

Comment:       In the section entitled "Pricing of Shares", you suggested adding a statement that the Board of Trustees will periodically review the reliability of the fair value methodology.

Response:      Currently, the disclosure relating to pricing of the Fund’s securities contained in the prospectus describes the fact that the Board of Trustees periodically reviews the pricing and procedures methodology employed.

Comment:       In the section entitled “Distribution Expenses under Rule 12b-1”, you inquired whether the footnotes to the table correspond correctly.

Response:      The footnotes correspond properly.

Comment:       Also in the section entitled “Distribution Expenses under Rule 12b-1”, the Statement of Additional Information contains the following statement “Distribution expenses incurred by EIS in one fiscal year that exceed the compensation paid to EIS for that year may be paid from distribution fees received from the Fund in subsequent fiscal years.” You stated that if a reimbursement/liability related to this extends out more than three years, there is then a contingent liability.   You suggested that we state that we are aware of this scenario.

Response:      The disclosure was not intended to suggest that EIS would seek reimbursement from the Fund for distribution expenses incurred.  The disclosure has been removed.

Comment:       You stated that under Rule 483(b), when there is a new filing under the Securities Act of 1933, we are required to get a new power of attorney or have the officers sign the registration statement. You asked us to state that we have met this requirement or to state why we do not need to meet this requirement.

Response:      The Registrant will incorporate by reference powers of attorney in accordance with Rule 483(b) of the Securities Act of 1933.

We will file a post-effective amendment to the Registration Statement on or around July 11, 2006 to respond to your comments.  Please feel free to call me at (617) 210-3676 if you have any questions or would like anything additional.

                                                                                    Sincerely,

                                                                                    /s/ Catherine Kennedy

                                                                                    Catherine Kennedy, Esq.